Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS CDN $0.04 CASH DIVIDEND
PAYABLE NOVEMBER 17, 2014

(Calgary, October 9, 2014) - Pengrowth Energy Corporation today announced that its November 17, 2014 cash dividend will be Cdn $0.04 per common share. The ex-dividend date is October 20, 2014. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of October 22, 2014.

The dividend of Cdn $0.04 per common share is equivalent to approximately U.S. $0.036 per common share using a Canadian/U.S. dollar exchange rate of Cdn $1.00:U.S. $0.8969. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth has paid a Cdn $0.04 per share dividend to shareholders for 27 consecutive months, including the October 15th, 2014 dividend payment. Throughout this period Pengrowth has executed on its strategy of building sustainable cash flow by investing in both conventional and thermal assets. The dividend is supported by not only by current cash flows, production and unutilized bank lines, but also Pengrowth’s robust risk management program that allows it to proactively manage commodity price exposure.

As a result of this policy, Pengrowth is substantially hedged in 2014 and 2015 and is building a strong base for 2016. Additional details on Pengrowth’s risk management program are available at http://www.pengrowth.com/investors/hedging-and-marketing.

Pengrowth offers a Dividend Reinvestment Program (DRIP) that provides eligible shareholders in Canada and the United States, with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading price (as calculated pursuant to the DRIP plan). Additional information on the DRIP is available at http://www.pengrowth.com/investors/dividends/drip/.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com